CONSENT of AUTHOR

TO:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
U.S. Securities and Exchange Commission
TSX Toronto Stock Exchange
AMEX, American Stock Exchange

"I, Michael Beare, C.Eng., B.Eng. (Mining), MIMMM, and Martin Pittuck, M.Sc., MIMMM are the Qualified Persons for the technical information set out and supporting the news release of Endeavour Silver Corp. (the “Company”) dated March 3, 2008, and we are currently preparing the supporting NI 43-101 Technical Report For the Bolanitos Mines Project Guanajuato State Mexico and dated March 31st 2008 for filing with the above regulators and we do hereby consent to the incorporation of the technical disclosure as set out in Annual Information Form of the Company dated as of April 3, 2008 (the “AIF”), and section 4.4 in particular and the Annual Managements Discussion and Analysis for the Year Ended December 31, 2007 dated as of April 3, 2008 (the “MD&A”) and by cross reference to the US Securities Exchange Commission Form 40-F (‘Form 40-F) Statement for the fiscal year ended December 31, 2007. I have reviewed this technical disclosure as set out in that AIF and that MD&A and confirm that they fairly and accurately represent the disclosure in the March 3, 2008 news release of the Company, and the underlying technical data that we were responsible for.

Dated this 3rd Day of April, 2008.

“Martin Pittuck”
____________________
Martin Pittuck, M.Sc, MIMMM